UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 14, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: April 14, 2009

14 April 2009
Ballarat Update
Lihir Gold Ltd (LGL) is to streamline operations at the Ballarat gold mine in Victoria following mixed results previously reported from early mining in the southern and central zones of the goldfield.
Following the recent delayed completion of underground ventilation infrastructure, the company has resumed development work to open up the larger ore zones located in the northern areas of the mine. This is expected to be achieved by the end of the year.
Ore production will be lower than planned this year, with contract mining to cease and processing scaled back accordingly during the northern development phase.
This change, along with the completion of capital infrastructure projects, will reduce costs and current operating losses and conserve capital to help safeguard the future of the project.
Mining and processing in the current year at Ballarat is aimed at production of up to 50,000 ounces. However, this is dependant on the development of effective mining techniques in the central and southern zones and accessing commercial quantities of ore in the northern zone an accurate assessment of which will not be possible until later this year.
Overall expected LGL group gold production in the current year remains unchanged at between 1 million and 1.2 million ounces. First quarter production for the group has exceeded 300,000 ounces.
The full first quarter production report will be released on April 30.
For further information contact:
Joe Dowling
GM Corporate Affairs
0421 587 755
Joel Forwood
Investor Relations Manager
0438 576 879